Exhibit 99.1

UBIC Announces 10-for-1 Stock Split of its Common Shares and Resulting Changes in its Trading Unit Share Number and ADS Ratio

TOKYO, Jan. 23, 2014 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158), a leading provider of Asian-language eDiscovery solutions and services, announced today that its board of directors resolved, at a meeting on January 23, 2014, to conduct a ten-for-one stock split for its common shares effective Tuesday, April 1, 2014 and make amendments to the articles of incorporation related to a change in the number of shares constituting a share trading unit (the “Trading Unit Share Number”).

1.              Purpose of the Stock Split and the Amendments Related to the Change in the Trading Unit Share Number.

In light of the intent of the “Action Plan for Consolidating the Trading Units,” dated November 27, 2007 and which was announced by the securities exchanges of Japan (the “Action Plan”), and “Regarding the Decision on the Deadline for Shift to Trading Units of 100 Shares and 1,000 Shares,” dated January 19, 2012, UBIC will conduct a 10-for-1 stock split of its common shares and change the trading unit share number from 10 shares to 100 shares in order to shift to a trading unit of 100 shares. The amendments to the articles of incorporation are required to reflect the stock split and the change in the trading unit share number.

There will not be any effective change in the investment unit because the stock split and the change in the trading unit share number will occur simultaneously.

2.              Summary of the Stock Split

(1)         Method of the stock split

The stock split shall have a record date of Monday, March 31, 2014 and shall involve the splitting of common shares held by shareholders whose names appear or are recorded in the latest Registry of Shareholders on the record date at a ratio of 1:10.

(2)  Number of additional shares resulting from the stock split

   The number of additional common shares resulting from the stock split shall be 9 times the total number of issued common shares on Monday, March 31, 2014. The numbers of common shares indicated below are based on the final total number of issued common shares on Monday, September 30, 2013.

(i)	Total number of issued common shares before the stock split:	3,441,136 shares

(ii)	Number of additional common shares resulting from the stock split:	30,970,224 shares

(iii)	Total number of issued common shares after the stock split:	34,411,360 shares

(iv)	Total number of authorized common shares after the stock split:	72,000,000 shares

(3) Schedule of the stock split

Public notice date of the record date:	Monday, March 3, 2014

Record date:	Monday, March 31, 2014

Effective date:	Tuesday, April 1, 2014

3. Change in the Trading Unit Share Number

(1) Change in the Trading Unit Share Number

The Trading Unit Share Number shall be changed from 10 shares to 100 shares, effective on Tuesday, April 1, 2014.

(2) Schedule of the change

Effective date:  Tuesday, April 1, 2014

(Reference) In accordance with the above change in the trading unit share number, the trading unit of UBIC shares on the Tokyo Stock Exchange shall be changed from 10 shares to 100 shares, effective on Thursday, March 27, 2014.

4. Adjustment of the exercise price of stock options

    In accordance with the stock split, the exercise price of stock options shall be adjusted as follows on and after Tuesday, April 1, 2014.

Stock option	Exercise price before adjustment		Exercise price after adjustment
4th Stock Option		¥391		¥40
5th Stock Option		¥2,203		¥221
6th Stock Option		¥8,096		¥810
7th Stock Option		¥4,684		¥469
8th Stock Option	US$	50.28	US$	5.03

5. Change in American Depositary Shares (ADS) Ratio

(i) Current ratio:  1 ADS = 1/5 of a share of common stock of UBIC (5 ADSs = 1 share of common stock of UBIC)

(ii)  New ratio: 1 ADS = 2 shares of common stock of UBIC (1/2 of ADS = 1 share of common stock of UBIC)

(iii) Effective date:   Tuesday, April 1, 2014 (EST)

(iv) ADS depositary bank: The Bank of New York Mellon Corporation

6.              Summary of Amendments of the Articles of Incorporation

(1) Reason for the amendments

    In light of the intent of the Action Plan, UBIC will make certain amendments to its articles of incorporation with resolution by UBIC’s Board of Directors, effective on Tuesday, April 1, 2014,

required to reflect the stock split and the change in the trading unit share number, in accordance with Articles 184, Paragraph 2 and Article 191 of the Companies Act of Japan.

(2) Proposed amendments

(i) UBIC will amend Article 6 (Total Number of Authorized Shares) of its current articles of incorporation in order to increase the total number of authorized shares in accordance with the stock split ratio.

(ii) UBIC will amend Article 8 (Trading Unit Share Number) in order to change its trading unit share number to 100 shares.

(Changes are underlined)

Current articles of incorporation	Proposed amendments
(Total Number of Authorized Shares) Article 6 The total number of authorized shares to be issued by the Company shall be 7.2 million shares.	(Total Number of Authorized Shares) Article 6 The total number of authorized shares to be issued by the Company shall be 72 million shares.
(Trading Unit Share Number) Article 8 The trading unit share number of the Company shall be 10 shares.	(Trading Unit Share Number) Article 8 The trading unit share number of the Company shall be 100 shares.

ABOUT UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact info@ubicna.com or visit http://www.ubicna.com

Investor Relations Contact:

UBIC, Inc. (North America)

Dan Charnas

Tel: +1 646-308-1561

Email: ir@ubicna.com

ICR, Inc.

Jeremy Peruski

Tel: +1 646-308-1561

Email: ir@ubicna.com